SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

CHINA MEDICAL TECHNOLOGIES, INC.

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176, People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

Company Notice

When we increased the size of our initial public offering, which was priced on August 9, 2005, by 16.1 million ordinary shares, we reflected the change in our final prospectus but did not file an additional registration statement with the SEC, as required by U.S. securities laws. Under applicable U.S. securities laws, it is possible that an initial purchaser in the initial public offering who still holds any of the 1.61 million ADSs representing those 16.1 million ordinary shares could bring a rescission claim (a prescribed remedy for failure to register securities in a public offering) against us for the US$15.00 acquisition price of each such ADS that represents 10 ordinary shares, plus applicable interest. If the initial purchaser no longer holds such ADSs and sold them for less than the US$15.00 acquisition price, we would be liable for the difference between US$15.00 and the sale price. Generally, the federal statute of limitations for noncompliance with the requirement to register securities under the Securities Act of 1933 is one year from the date of the violation. Our ADSs have traded at a price equal to or higher than the initial public offering price on each trading day other than August 12, 2005 (during which the lowest reported trading price was US$14.95). In view of the historical trading prices and trading volume of our ADSs since our initial public offering, we believe that it is unlikely that initial purchasers will bring rescission claims against us. However, if the trading price of our ADSs declines below the US$15.00 acquisition price before the first anniversary of our initial public offering, the likelihood that such claims could be brought against us by initial purchasers with standing to bring such claims would increase and we may then make a rescission offer to purchasers of ADSs in the initial public offering who continue to hold such ADSs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: March 3, 2006